Exhibit 99.1

GERDAU S.A.

Condensed consolidated

interim financial information

at September 30, 2005 and 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Gerdau S.A.

We have reviewed the accompanying condensed consolidated balance sheets of Gerdau S.A. and its subsidiaries (the “Company”) as of September 30, 2005 and 2004, and the related condensed consolidated statements of income, of comprehensive income, of cash flows and of changes in shareholders’ equity for each of the three-month and nine-month periods ended September 30, 2005 and 2004. This interim financial information is the responsibility of the Company’s management.

The review of the interim financial information of Gallatin Steel Company, a 50% owned joint venture, which represented an equity investment of 1.50% of total consolidated assets as of September 30, 2005 and equity in income amounting to 2.64% and 4.60% of income before taxes on income and minority interests for the three-month and nine-month period ended September 30, 2005, respectively, has been carried out by other accountants.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review and the review performed by the other accountants, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2004, and the related consolidated statements of income, of comprehensive income and of cash flows for the year then ended (not presented herein), and in our report dated April 28, 2005 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

PricewaterhouseCoopers
Auditores Independentes

Porto Alegre, Brazil

December 12, 2005

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars, except number of shares)

ASSETS

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars, except number of shares)

LIABILITIES

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

(in thousands of U.S. Dollars, except number of shares and per share amounts)

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(in thousands of U.S. Dollars)

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

(in thousands of U.S. Dollars, except and per share data)

(*) After giving retroactive effect to the stock bonus approved on March 31, 2005 as described in Note 7.1. Preferred treasury stock for the nine-month period ended September 30, 2005 and 2004 are not considering outstanding.

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(in thousands of U.S. Dollars)

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(in thousands of U.S. Dollars)

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

1	Operations

Gerdau S.A. is a sociedade anônima incorporated as a limited liability company under the laws of the Federative Republic of Brazil. The principal business of Gerdau S.A. (“Gerdau”) in Brazil and of its subsidiaries in Canada, Chile, the United States, Uruguay, and as from this quarter also in Colombia and Argentina (collectively the “Company”) comprise the production of crude steel and related long rolled products, drawn products and long specialty products. The Company produces steel based on the mini-mill concept, whereby steel is produced in electric arc furnaces from scrap and pig iron acquired mainly in the region where each mill operates. Gerdau also operates plants which produce steel from iron ore in blast furnaces and through the direct reduction process.

The Company manufactures steel products for use by civil construction, manufacturing, agribusiness as well as specialty steel products. The markets where the Company operates are located in Brazil, the United States, Canada and Chile and, to a lesser extent, in Colombia, Argentina and Uruguay.

2	Basis of presentation

2.1	Accounting practices

The accompanying condensed consolidated financial information has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differ in certain aspects from the accounting practices adopted in Brazil (“Brazilian GAAP”) applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

The condensed consolidated financial information for the three-month and nine-month periods ended September 30, 2005 and 2004 is unaudited. However, in the opinion of management, this financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the nine-month period ended September 30, 2005 are not necessarily indicative of the results to be expected for the entire year.

This condensed financial information has been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2004 and should be read in conjunction therewith.

With the implementation of Interpretation 46 (FIN 46) of the Financial Accounting Standards Board (“FASB”) the Company concluded that Dona Francisca Energética S.A. (“Dona Francisca”) was a variable interest entity and the Company was the primary beneficiary and, effective January 1, 2004, Dona Francisca was consolidated. Subsequently, the Company re-evaluated the application of FIN 46 and determined that Dona Francisca is not a VIE. Therefore, Dona Francisca is not consolidated as of and for the three-month and nine-month periods ended September 30, 2005. Financial information as of and for the three-month and nine-month periods September 30, 2004 has not been modified considering the immateriality of Dona Francisca in relation to the financial position, results of operations and cash flows of the Company on a consolidated basis.

2.2

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

Recently issued accounting standards

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion no. 29, which eliminates the exception from fair value measurements for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS no. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The company does not believe that the adoption of SFAS no. 153 will have a material impact on the company's consolidated financial position or results of operations.

On December 16, 2004, the FASB issued its Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (Statement 123R), which addresses the accounting for employee stock options and eliminates the alternative to use Option 25’s intrinsic value method of accounting that was provided in Statement 123 as originally issued. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (vested period). The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted to the unique characteristics of those instruments. The implementation date of Statement 123R was originally determined to be the beginning of the first interim or annual reporting period that begins after June 15, 2005 and applies to all awards granted after the required effective date. For periods before the required effective date, the companies may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent under which pro forma disclosures required for those periods by Statement 123. On April 14, 2005 the United States Securities and Exchange Commission (“SEC”) amended the effective date to the first interim or annual reporting period of the first fiscal year beginning on or after June 15, 2005.

Had the provisions of Statement 123R been applied for the six-month period ended June 30, 2005 stock based compensation would have been modified as presented in the pro-forma disclosures in Note 2.5.

In November 2004, the FASB issued SFAS no. 151, Inventory Costs, an amendment of ARB no. 43, Chapter 4, which requires idle facility expenses, excessive spoilage, and double freight and rehandling costs to be treated as current period charges and also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Accounting Research Bulletin no. 43, Inventory Pricing, previously required such expenses to be treated as current period expenses only if they meet the criterion of "so abnormal", which was not a defined term. SFAS no. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier adoption permitted. The company does not believe that the adoption of SFAS no. 151 will have a material impact on the company’s consolidated financial position or results of operations.

In November 2004, the FASB's Emerging Issues Task Force reached a consensus on Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations" ("EITF 03- 13" ). The guidance should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods that began after December 15, 2004. The Company does not believe that the adoption of EITF 03-13 will have a significant effect on our financial statements.

2.3	Currency translation

The Company has selected the United States dollar as its reporting currency. The U.S. dollar amounts have been translated following the criteria established in SFAS No. 52, “Foreign Currency Translation” from the financial statements expressed in the local currency of the countries where Gerdau and each subsidiary operates.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

The Company’s main operations are located in Brazil, the United States, Canada, and Chile . The local currency is the functional currency for those operations. These financial statements, except for those of the subsidiaries located in the United States which already prepare their financial statements in United States dollars, are translated from the functional currency into the US dollar. Assets and liabilities are translated at the exchange rate in effect at the end of each period. Average exchange rates are used for the translation of revenues, expenses, gains and losses in the statement of income. Capital contributions, treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction. Translation gains and losses resulting from the translation methodology described above are recorded directly in “Cumulative other comprehensive loss” within shareholders’ equity. Gains and losses on foreign currency denominated transactions are included in the consolidated statement of income.

2.4	Controlling shareholder

As of September 30, 2005, the Company’s parent, Metalúrgica Gerdau S.A. (“MG”, collectively with its subsidiaries and affiliates, the “Conglomerate”) owned 44.80% (December 31, 2004 - 44.76%; September 30, 2004 - 48.23%) of the total capital of the Company. MG’s share ownership consisted of 75.73% (December 31, 2004 - 75.75%; September 30, 2004 - 85.71%) of the Company’s voting common shares and 28.38% (December 31, 2004 - 28.30%; September 30, 2004 - 28.30%) of its non-voting preferred shares.

2.5	Stock Based Compensation Plans

Gerdau Ameristeel Corp (“Gerdau Ameristeel”) and its subsidiaries and Gerdau S.A. maintain stock based compensation plans. The Company accounts for the stock-based compensation plans under Accounting Principles Board Opinion (“APB”) No. 25 “Accounting for Stock Issued to Employees” and related interpretations. SFAS No. 123 “Accounting for Stock-Based Compensation” as amended by SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure” allows companies to continue following the accounting guidance of APB 25 but requires pro forma disclosures of net income and earnings per share for the effects on compensation had the accounting criteria of SFAS No. 123 been adopted. The following table illustrates the effects on net income and on earnings per share if the fair value method had been applied.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

The following assumptions were used to estimate the compensation following the fair value method for compensation in stock of Gerdau S.A. and of Gerdau Ameristeel Corp., as appropriate.

		Gerdau
	Gerdau	Ameristeel
	S.A.	Corp

Expected dividend yield:	7%	0%
Expected stock price volatility:	43%	55%
Risk-free rate of return:	8%	4%
Expected period until exercise:	3.8 to 4.9 years	5 years

2.6	Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned operational subsidiaries, as follows:

	Percentage interest (%)

	September 30, 2005	September 30, 2004

Aceros Cox S.A. (Chile)	98% (*)	100
Armafer Serviços de Construção Ltda. (Brazil)	-	100
Diaco S.A. (Colombia) (See Note 2.8)	57	-
Gerdau Ameristeel Corporation (Canada) and its subsidiaries:	65 (*)	69
Ameristeel Bright Bar Inc. (USA)	65 (*)	69
Gerdau Ameristeel MRM Special Sections Inc. (Canada)	65 (*)	69
Gerdau Ameristeel Perth Amboy Inc. (USA)	65 (*)	69
Gerdau Ameristeel Sayreville Inc. (USA)	65 (*)	69
Gerdau Ameristeel US Inc. (USA)	65 (*)	69
Gerdau Açominas S.A. (“Gerdau Açominas”) (Brazil) (See Note 2.7)	89 (*)	92
Gerdau Aços Longos S.A. (“Gerdau Aços Longos”) (Brazil) (See Note 2.7)	89 (*)	-
Gerdau Aços Especiais S.A. (Brazil) (“Gerdau Aços Especiais”) (See Note 2.7)	89 (*)	-
Gerdau Comercial de Aços S.A. (“Gerdau Comercial de Aços”) (Brazil) (See Note 2.7)	89 (*)	-
Gerdau América do Sul Participações S.A. (“Gerdau América do Sul Participações”) (Brazil) (See Note 2.7)	89 (*)	-
Gerdau Aza S.A. (Chile)	98 (*)	100
Gerdau Internacional Emprendimentos Ltda. (Brazil) and its wholly owned subsidiary Gerdau GTL Spain S. L. (Spain) and subsidiaries	98 (*)	100
Gerdau Laisa S.A. (Uruguay)	98 (*)	99
Maranhão Gusa S.A. – Margusa (Brazil)	89 (*)	-
Seiva S.A. – Florestas e Indústrias (Brazil) and subsidiaries	97	97
Sipar Aceros S.A. (Argentina) (See Note 2.8)	72	38

(*)

As result of the transaction described in Note 2.7 the interest of the Company in the holding company Gerdau Participações S.A. and its subsidiaries has been diluted. Such dilution resulted in a decrease in the interest as compared to the interest previously held.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

2.7	Corporate Restructuring

In December 2004, the investments in Gerdau Açominas and 22% of total shares of Gerdau Internacional Empreendimentos Ltda previously held directly by the Company were transferred to our subsidiary Gerdau Participações S.A. For statutory purposes, such investments were valued at their fair value through an appraisal report based on projections of expected cash flows discounted to present values. The difference between the book value and the fair value resulted in a deferred capital gain on the Company’s investment in Gerdau Participações S.A. originally equal to goodwill recorded by Gerdau Participações S.A. Goodwill at September 30, 2005 amounts to R$ 3,003,650 thousand (equivalent to $ 1,207,705 at the exchange rate as of September 30, 2005).

In May 2005, Gerdau Participações S.A. issued new shares in exchange for cash and was subsequently merged with Gerdau Açominas. As a result of the first transaction, the Company recorded a gain in the amount of US$ 129,950. The Company, following the guidance of Staff Accounting Bulletin (“SAB”) 5-H, concluded that such gain should be recognized in shareholders’ equity under “Gain on change in interest”.

Pursuant to SFAS 109 “Accounting for Income Taxes”, no deferred tax was recorded and tax effects are being recognized when realized on the tax return over a 10 year period.

Up to July 28, 2005, Gerdau Açominas was the legal entity that carried out all operational steel business in Brazil as well as holding 22% of the total shares of Gerdau Internacional Empreendimentos Ltd. On July 29, 2005 certain assets and liabilities of Gerdau Açominas were spun-off to other four newly created entities: Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and Gerdau América do Sul Participaçoes. As a result of such spin-off assets and liabilities were grouped in separate legal entities considering the nature of operations carried out by each entity as follows:

Legal entity	Nature of operations performed
Gerdau Açominas	Steel production in the Ouro Branco mill
Gerdau Aços Longos	Production of long steel in Brazil
Gerdau Aços Especiais	Production of specialty steel in Brazil
Gerdau Comercial de Aços	Retail sale of steel products in Brazil
Gerdau América do Sul Participações	Holding of 22% of the shares in Gerdau Internacional Empreendimentos

Assets and liabilities spun-off from Gerdau Açominas to the other entities continue to be recorded at its cost basis at Gerdau Açominas and no gain or loss has been recognized as result of this transaction.

2.8	Acquisitions

(a) Sipar Aceros S.A.

On September 15, 2005, the Company entered into an agreement to acquire an additional interest of 35.98% of Sipar Aceros S.A (“Sipar Aceros”), a rolling steel mill located in Santa Fé, Argentina, on which the Company already had a 38.46% interest. The company paid $16,687 in cash on September 15, 2005 and will pay an additional amount of $23,947 during the next three years without interest on those additional payments. Total consideration consideration for the purchase of such interest, considering the financed portion of the purchase price at fair value, amounts to $37,340.

As a result of this acquisition, the Company obtained a controlling interest of 74.44%, and therefore Sipar Aceros has been consolidated as from September 15, 2005. Previous to this date, this investment was accounted for following the equity method.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

This transaction was accounted under the purchase method, and a preliminary allocation of fair value of assets and liabilities was performed which resulted in the recognition of goodwill of $11,446. Goodwill has been fully allocated to “Sipar Aceros”, a component of the segment “South America (except Brazil)”, which represents a reporting unit as defined by SFAS No. 142 “Goodwill and Intangible Assets”. The Company expects to finalize the valuation of assets and liabilities acquired until December 31, 2005.

The following table summarizes the fair value of assets and liabilities acquired in this transaction and the resulting goodwill

Current assets	72,560
Non-current assets	49,630
Current liabilities	(30,321)
Non-current liabilities	(19,907)
Preliminary fair value of net assets acquired	71,962
% of interest acquired	35.98%
Preliminary fair value of interest acquired on net assets	25,894
Purchase price consideration, at fair value	37,340
Preliminary determination of goodwill	11,446

Under the terms of the agreements, some of the selling shareholders have options to sell additional shares of Sipar Aceros to the Company.

(b) Diaco S.A.

On December 23, 2004, the Company reached an agreement with Mayaguez Group and Latin American Enterprise Steel Holding (“LAESH”), majority shareholders of Diaco S.A. (“Diaco”) and Siderurgia del Pacifico S.A. (“Sidelpa”) to buy shares owned by those investors in Diaco and Sidelpa. Diaco is the largest producer of steel and rebar in Colombia.

Closing of the transactions was subject to several conditions precedent. Upon entering into the agreement, the Company made a deposit of $68,500 in favor of certain trusts created for this transaction. Gerdau also has committed to acquire additional shares of Diaco in a period no longer than eight years.

During September 2005 the conditions precedent were met including the execution by Diaco of a public offer in the Colombian market to acquire shares owned by minority shareholders and the delisting of Diaco from the stock exchange in Colombia. On September 30, 2005, the Company concluded all steps required to obtain a 57.11% voting and total interest in Diaco obtaining a controlling interest. As a result, Diaco shares acquired by the Company were transferred from the trust to the Company, and the amount of $49,205 was transferred from the trust to the sellers while an additional amount of $6,763 was paid in cash by the Company.

This transaction was accounted following the purchase method. The Company made a preliminar determination of the fair value of assets and liabilities acquired on which an estimated fair value of property, plant and equipment was determined. The Company will finalize the determination of the fair value of assets and liabilities acquired until December 31, 2005. No goodwill resulted from this acquisition as result of the preliminary determination of fair value of assets and liabilities. An excess of fair value of net assets over the purchase price of $4,382 was determined which was subsequently allocated to reduce the value of property, plant and equipment.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

The table below summarizes the preliminary fair value of assets and liabilities acquired and the resulting goodwill

Current assets	92,623
Non-current assets	101,874
Current liabilities	(60,912)
Non-current liabilities	(27,916)
Preliminary fair value of net assets acquired	105,669
% of interest acquired	57.11%
Preliminary fair value of interest acquired on net assets	60,349
Purchase price consideration, at fair value	55,967
Excess of purchase price over preliminary fair value of interest acquired on net assets	4,382

As result of the conditions precedent being met Gerdau is also obligated to purchase an additional 40.27% interest in Diaco in 2013. Gerdau has the option to anticipate such purchase by acquiring 50% of the additional interest in March 2008 and March 2009. Settlement of the acquisition of the additional interest can be made in cash or in shares of Gerdau at the option of the sellers. The terms of the agreement establishes a formula to determine the purchase price which is based on a minimum amount plus interest over the period from December 2004 to the date of the acquisition, and an additional price based on changes in net equity of Diaco.

Conditions precedent related to the acquisition of an interest in Sidelpa have not been met at September 30, 2005.

2.9	Statement of cash flows

In prior years, the Company presented cash flows relating to trading securities as cash flows from investing activities. These unaudited interim condensed consolidated financial statements reflect the cash flows from such securities as operating cash flows. This change resulted in a decrease in operating cash flows for the three-month and nine-month periods ended September 30, 2004 of $63,461 and $ 118,353, respectively with a corresponding opposite effect on investing cash flows.

3	Inventories

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

4	Property, plant and equipment, net

As of September 30, 2005, machinery and equipment with a net book value of $357,304 was pledged as collateral for long-term debt.

5	Debt and debentures

Short-term debt

Short-term debt consists of working capital loans and export advances, mainly denominated in U.S. dollars, with average interest rates of 2.71% p.a. at September 30, 2005. Advances received against export commitments are obtained from commercial banks with a commitment that the products be exported.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

Long-term debt

Long-term debt consisted of the following:

IGPM (Índice Geral de Preços – Mercado – “General Index Price – Market”): Brazilian inflation index, computed by Fundação Getúlio Vargas

TJLP (Taxa de Juros de Longo Prazo – “Long term interest rate”): Interest rate set by Government used to index long term loans granted by BNDES – Banco Nacional de Desenvolvimento Econômico e Social.

Long-term debt, excluding debentures, denominated in Brazilian reais

Long-term debt denominated in Brazilian reais is indexed for inflation using the TJLP rate set by the Government on a quarterly basis, or based on IGPM.

Long-term debt, excluding debentures, denominated in foreign currencies

(a) Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Comercial Gerdau, Sipar Aceros S.A., Diaco S.A. and Gerdau AZA S.A.

The debt agreements entered into by Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau contain covenants that require the maintenance of certain ratios, as calculated in accordance with the consolidated financial statements of Gerdau S.A. prepared in accordance with Brazilian GAAP. The covenants include several financial covenants including ratios on liquidity, total debt to EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the respective debt agreements), debt service coverage and interest coverage, amongst others. At September 30, 2005, the Company was in compliance with all of its debt covenants.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

Export Receivables Notes issued by Gerdau Açominas

On September 5, 2003, Gerdau Acominas concluded a private placement of the first tranche of Export Notes in the amount of $105,000. The Export Notes bear interest of 7.37% p.a., with final due date in July 2010, and have quarterly payments starting October 2005. On June 3, 2004 Gerdau Açominas S.A. also placed privately the second tranche of its Export Notes for a notional amount of $128,000. This second tranche was placed with a final maturity of 8 years (April 2012) and interest of 7.321% p.a. The notes have a quarterly amortization schedule starting in July 2006.

Guaranteed Perpetual Senior Securities

On September 15, 2005, Gerdau S.A. concluded a private placement of US$ 600,000 8.875% interest bearing Guaranteed Perpetual Senior Securities. Such bonds are guaranteed by the following operating companies of Gerdau based in Brazil: Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau; The bonds do not have a stated maturity date but should be redeemed by Gerdau S.A. in the event of certain specified events of default (as defined in the terms of the bonds) which are not fully under the control of the Company. The Company has a call option to redeem these bonds at any moment after 5 years of placement (September 2010). Interest payments are due on a quarterly basis, and each quarterly payment date is also a call date after September 2010.

(b) Gerdau Ameristeel Debt

On June 27, 2003, Gerdau Ameristeel refinanced its debt by issuing $405,000 aggregate principal 10-3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. Gerdau Ameristeel also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350,000. The borrowings under the Senior Secured Credit Facility are secured by the subsidiary’s inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At September 30, 2005, there was nothing drawn against this facility, and, based upon available collateral under the terms of the agreement, approximately $289,300 was available under the Senior Secured Credit Facility.

The debt agreements contain covenants that require Gerdau Ameristeel to, among other things, maintain a minimum fixed charge coverage ratio, a specified minimum level of tangible shareholders equity, a minimum working capital ratio and limit the debt to equity ratio. In addition, if its business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated. At September 30, 2005, Gerdau Ameristeel was in compliance with all of its debt covenants

Debentures

Debentures as of September 30, 2005 include five outstanding issuances of Gerdau and convertible debentures of Gerdau Ameristeel as follows:

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

Debentures issued by Gerdau

Debentures are denominated in Brazilian reais and bear variable interest at a percentage of the CDI rate (Certificado de Depósito Interbancário, interbank interest rate). The annual average nominal interest rates were 18.64.%, 16.63% and 16.17% as of September 30, 2005 and 2004 and December 31, 2004, respectively.

Debentures issued by Gerdau AmeriSteel Corp.

The unsecured subordinated convertible debentures issued by Gerdau AmeriSteel Corp. bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into Common Shares of Gerdau AmeriSteel Corp. at a conversion price of Cdn$26.25 per share.

6	Commitments and contingencies

The Company is party to claims with respect to certain taxes, contributions and labor. Management believes, based in part on advice from legal counsel, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolutions will not have a significant effect on the consolidated financial position as of September 30, 2005, although they may have a significant effect on results of future operations or cash flows.

The following table summarizes the contingencies and related judicial deposits:

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

The amounts presented below for contingencies, provisions and related judicial deposits are as of September 30, 2005.

Probable losses on tax matters, for which a provision was recorded

All contingencies described in the section below correspond to instances where the Company is challenging the legality of taxes and contributions. The description of the contingent losses includes a description of the tax or contribution being challenged, the current status of the litigation as well as the amount of the probable loss which has been provided.

•

$22,705 relates to a contingency for compulsory loans to Eletrobrás, the government-owned energy company, the constitutionality of which is being questioned by the Company. In March 1995, the Federal Supreme Court awarded a judgment against the tax payers. In relation to the Company’s proceedings, some are pending decision, but the outcomes are already foreseeable, taking into consideration prior decisions. The Company established a provision relating to “compulsory loans” taking into consideration that, although the payment to Eletrobrás was made as a loan: (i) the reimbursement to the Company would be in the form of shares of Eletrobrás, (ii) the conversion will be made based on the equity value of the shares, and (ii) based on the current available information, the fair value of the shares of Eletrobrás is substantially less than their book value.

•

$3,104 related to the unconstitutionality of the Social Investment Fund tax (“Fundo de Investimento Social” --FINSOCIAL). Although the Federal Supreme Court has confirmed the constitutionality of the collection of tax at the 0.5% rate, some proceedings are still pending judgment, most of them in the Superior Courts.

•

$8,442 related to amounts for State Value Added Tax (“Imposto Sobre Circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretary and the State Courts of First Instance in the state of Minas Gerais.

•

$3,300 related to Social Contribution on Net Income (“Contribuição Social Sobre o Lucro”) (CSSL). The amounts refer to challenges of the constitutionality of the contribution in 1989, 1990 and 1992. Some proceedings are pending decision, most of them in the Superior Courts.

•	$8,997 related to Corporate Income Tax (“Imposto Renda de Pessoa Jurídica - IRPJ), for which administrative appeals have been filed.
•

$13,209 on contributions due to social security which correspond to suits for annulment by the Company with judicial deposits of virtually the whole amount involved, in progress in the Federal Court of First Instance in the state of Rio de Janeiro. The amount provided also refers to lawsuits questioning the position of the National Institute of Social Security ("Institutio Nacional da Seguridade Social" - INSS) in terms of charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Açominas and several INSS assessments due to services contracted from third parties, in which the INSS accrued debts related to the last ten years and assessed Gerdau Açominas as jointly responsible. The assessments were kept administratively and challenged by Gerdau Açominas in annulment proceedings with deposit in court of the amount being discussed, since the Company understands that the right to set up part of the credits had expired, and that, in any event, the Company is not responsible.

•

$857 related to contributions for the Social Integration Program (“Programa de Integração Social” - PIS) and $3,121 related to Social Contribution on Revenues (“Contribuição para o Financiamento da Seguridade Social” - COFINS), in connection with lawsuits questioning the constitutionality of Law 9,718 which changed the calculation basis of these contributions. These suits are in progress in the Federal Regional Court of the 2nd Region and the Federal Supreme Court.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

•

$14,864 related to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial” – ECE), as well as $8,204 related to the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária – RTE), which are charges included in the electric energy bills of the Company’s plants. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of Pernambuco, Ceará, Minas Gerais, Rio de Janeiro, São Paulo, Paraná and Rio Grande do Sul, as well as in the Federal Regional Courts of the 1st and 2nd Regions. The Company has fully deposited in court the amount of the disputed charges.

•

$529 related to a lawsuit brought by the subsidiary Gerdau Açominas regarding the Government Severance Indemnity Fund surcharges (“Fundo de Garantia por Tempo de Serviço” – FGTS), which arose from the changes introduced by Complementary Law 110/01. Currently, the corresponding court injunction is awaiting the judgment of the extraordinary appeal filed by the Company. The provided amount is fully deposited in court.

•	$560 related to other processes of a tax nature, most of which is deposited in court.

Possible losses on tax matters for which no provision was recorded

There are other contingent tax liabilities, for which the probability of losses are possible or remote and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

•

The Company is defendant in debt foreclosures filed by the State of Minas Gerais to demand ICMS credits arising mainly from the sales of products to commercial exporters. The total amount of the processes is $14,406. The Company did not set up a provision for contingency in relation to these processes, since it considers this tax undue, because products for export are exempted from ICMS.

•

The Company and its subsidiary Gerdau Açominas are defendants in tax foreclosures filed by the state of Minas Gerais, which demand ICMS credits on the export of semi-finished manufactured products. The total amount demanded is $119,970. The Company did not set up a provision for contingency in relation to these processes since it considers the tax undue, because the products do not fit in the definition of semi-finished manufactured products defined by the federal complementary law and, therefore, are not subject to ICMS.

•

The Federal Revenue Secretariat claims an amount of $33,311 related to transactions carried out by the subsidiary Gerdau Açominas under the drawback concession granted by DECEX (Foreign Trade Department) which would not be in conformity with the legislation. Gerdau Açominas filed a preliminary administrative defense of the legality of the arrangement, which is pending judgment. Since the tax assessment has not been finally confirmed, and considering that the arrangement that generated the mentioned demand conforms with the criteria required for the drawback concession, and also that the concession was granted after analysis by the legal administrative authority, Gerdau Acominas considers an unfavorable outcome to be remote and, for this reason, did not set up a provision for the contingency.

•

The Company has entered, in June 12, 2000, into a tax refinancing program (REFIS), refinancing taxes related to PIS and COFINS. It has been discussed in courts the legality of using third-party acquired tax credits in the amount of $18,053, which were used to settle fines and interests incurred by the Company. Brazilian tax authorities understand tax credits should be used primarily to settle each tax payer debts, and allows transfer of only the remaining portion of those tax credits, but this understanding is based on a resolution of the Management Committee of REFIS, and not established in law; therefore, Company believes an unfavorable outcome is remote, and did not set up a provision for the contingency.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

Unrecognized contingent tax assets

Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

•

Among them is a court-order debt security issued in 1999 in favor of the Company by the state of Rio de Janeiro in the amount of $12,083 arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program- PRODI. Due to the default by the State of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a ten-year moratorium for the payment of securities issued to cover court-order debt not related to food, there is no expectation of realization of this credit in 2005 or following years.

•

The Company has filed several ordinary proceedings related to the correction of the PIS calculation basis under Complementary Law 07/70, due to the declarations of unconstitutionality of Decree Laws 2445/88 and 2449/88.

In addition to credits already recorded during 2004 as result of final favorable decisions by the courts which are being used to settle other federal taxes, the Company received during the three months ended March 30, 2005 a final non appealable favorable decision by the courts and recognized a tax credit for $18,771 and a gain which is presented as a tax recovery under “Other operating income (expenses), net” in the statement of income. The tax credits recognized will be used to settle income taxes, PIS and COFINS taxes due during the next year.

The Company still has an open process for which expects to recover a credit of approximately $8,982.

•

Due to prior favorable decisions by the Courts, the Company and its subsidiaries Gerdau Açominas S.A. and Margusa – Maranhão Gusa S.A. expect to recover IPI premium credits. Gerdau S.A. and its subsidiary Margusa – Maranhão Gusa S.A. have filed administrative appeals, which are pending judgment. With regard to the subsidiary Gerdau Açominas S.A., the claims were filed directly to the courts and are pending decision. The Company estimates a credit in the amount of $177,303.

Labor contingencies

The Company is also defending labor proceedings, for which there is a provision as of September 30, 2005 of $22,799. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, health and risk premiums, among others. The balances of deposits in court related to labor contingencies, at June 30, 2005, totaled $4,621.

Other contingencies

The Company is also defending in court civil proceedings arising from the normal course of its operations and has accrued $1,177 for these claims. Escrow deposits related to these contingencies, at September 30, 2005, amount to $543. Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their occurrence, and therefore, not included in the provision for contingencies, are comprised by:

•

An antitrust process involving Gerdau S.A. related to the representation of two civil construction syndicates in the state of São Paulo that alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law – (“Secretaria de Direito Econômico”- SDE) and based on public hearings, the SDE is of the opinion that a cartel exists. This conclusion was also supported by an earlier opinion of the Secretariat for Economic Monitoring (“Secretaria de Acompanhamento Econômico” – SEAE). On September 23, 2005 the Administrative Council for Economic Defense – (“Conselho

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

Administrativo de Defesa Econômica” – CADE), has issued an administrative decision against the Company. The final administrative decision has not been published yet.

The Company had proposed a judicial injunction aiming to void the administrative decision, based on formal irregularities during its instruction. If the administrative decision is considered voided, CADE decision will be cancelled.

Prior to CADE decision, the Federal Public Ministry of Minas Gerais (“Ministério Público Federal de Minas Gerais”) had presented a Public Civil Action, based on SDE opinion, without any new facts, accusing the Company of involvement in activities that breach antitrust laws. The Company has presented its defense on July 22, 2005.

Gerdau S.A. denies having engaged in any type of anti-competitive behavior and understands, based on information available, including the opinion of its legal advisors, that the administrative process until now includes many irregularities, some of which are impossible to resolve. The Company believes it has not practiced any violation of anti-trust regulation, and based on opinion of its legal advisors believes in a reversion of this unfavorable outcome.

•

There is a civil lawsuit filed against Gerdau Açominas S.A., regarding the termination of a contract for the supply of slag and indemnities for losses and damages. The amount of the claim, at September 30, 2005, was approximately $15,472. Gerdau Açominas S.A. contested all bases for the lawsuit and filed a counterclaim for the termination of the contract and indemnity for breach of contract. The judge declared the contract to be terminated, since such demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged unfounded the requests for indemnity.

This ruling was sustained by the Court of Minas Gerais, and is based on expert opinion and interpretation of the contract. The process is currently under the Court of Minas Gerais.

Gerdau Açominas S.A. expects that there is only a remote possibility of loss, since it is unlikely that the previous ruling will be changed.

Concerning the rescission and the claim of indemnification of the supplier, the Court of Minas Gerais sustained the decision to rescind the contract and accepted the appeal of Gerdau Açominas, to condemn the supplier to pay the costs of slag removal, overruling the request of the supplier.

The supplier filed an appeal in the Superior Court of Justice. The appeal was refused and was followed by an Instrument Appeal, which had its merit overruled, but was partially accepted, ordering the Court of Minas Gerais to "point out which section of the contract was breached by the supplier". The Court of Minas Gerais examined the matter again, as determined by the Superior Court of Justice. On March 15, 2005, the matter was solved, pointing clearly the breaching of contract by the supplier. The decision by the court was based on examination of evidence and interpretation of the contract, circumstance that reduces significantly the chances of success of new appeals by the supplier, and the reason why Gerdau Açominas believes the probability of loss is remote.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

Insurance claim

A civil lawsuit was filed by Sul América Cia Nacional de Seguros on August 4, 2003 against Gerdau Açominas S.A. and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of $15,472 to settle an indemnity claim, which was deposited in court. The insurer pleads uncertainty in relation to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested by both the bank (which claimed having no right over the amount deposited, solving the question raised by Sul América) and the Company (which claimed inexistence of uncertainty and justification to refuse the payment, since the amount owed by Sul América is higher than stated). After this pleading, Sul América claimed fault in the bank’s representation, and this matter is therefore already settled, which resulted collection by Gerdau Açominas in December 2004 of the amount deposited by the insurer. The process is expected to enter in the expert evidence phase, mainly for determine of the amount finally due.

The civil lawsuits arise from the accident on March 23, 2002 with the blast furnace regenerators of the Presidente Arthur Bernardes mill, which resulted in stoppage of several activities, material damages to the steel mill equipment and loss of profits. The equipment, as well as loss of profits arising from the accident, was covered by an insurance policy. The report on the event, as well as the loss claim was filed with IRB - Brasil Resseguros S.A., and the Company received an advance of $27,900 during 2002.

In 2002, a preliminary estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately $49,500, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill and on the expenses incurred to recover the equipment temporarily. This estimate is close to the amount of the advance received, plus the amount proposed by the insurance company as a complement for settling the indemnity. Subsequently, new amounts were added to the discussion, as demonstrated in the Company’s appeal, although they were not recorded.

Based on the opinion of its legal advisors, management considers that losses from other contingencies are remote, and that eventual losses would not have a material adverse effect on the consolidated financial position of the Company, although it may have a material adverse effect on future consolidated results of operations or its future cash flows.

7	Shareholders' equity

7.1	Share capital

As of September 30, 2005, 154,404,672 shares of Common stock and 290,657,361 shares of Preferred stock had been issued. The share capital of the Company is comprised of Common shares and Preferred shares, all without par value. The authorized capital of the Company is comprised of 400,000,000 Common shares and 800,000,000 Preferred shares. Only the Common shares are entitled to vote. There are no redemption provisions associated with the Preferred shares. The Preferred shares have preferences in respect of the proceeds on liquidation of the Company.

At a meeting of shareholders held on March 31, 2005, shareholders approved a bonus to both common and preferred shareholders of 50 shares per 100 shares held, to be effective on April 11, 2005. The bonus resulted in the issuance of 148,354,011 new shares (51,468,224 Common shares and 96,885,787 Preferred shares).

On April 11, 2005 an amount of R$ 1,735,657 thousand (equivalent to $673,178 at the exchange rate of April 11, 2005), recorded as of December 31, 2004 as part of a statutory reserve within Retained Earnings, was capitalized.

At a meeting held on November 17, 2003, the Board of Directors of the Company authorized the acquisition of shares of the Company. The shares held in treasury will be sold in the capital markets or cancelled.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

At September 30, 2005, the Company held in treasury 3,045,695 preferred shares at a cost of $21,951 (2,359,800 preferred shares at September 30, 2004 and at December 31, 3004 at a cost of $15,256).

7.2	Dividends

On February 1, 2005, dividends were credited to shareholders in the amount of $107,301, as a complement of the minimum statutory dividend of the fiscal year 2004. On May 5, 2005 and on August 15, 2005, dividends were credited to shareholders in the amount of $79,664 and $91,634, respectively, as anticipation of the minimum statutory dividend of the fiscal year 2005.

Brazilian corporations are permitted to distribute interest on equity, similar to a dividend distribution, which is deductible for income tax purposes. The amount payable may not exceed 50% of the greater of net income for the year or retained earnings, as measured under Brazilian Corporate Law. It also may not exceed the product of the Taxa de Juros Longo Prazo (“TJLP”) (long-term interest rate) and the balance of shareholders' equity, as measured under Brazilian Corporate Law.

Payment of interest on equity is beneficial to the Company when compared to making a dividend payment, since it deducts a charge for income purposes. The related tax benefit is recorded in the consolidated statement of income. Income tax is withheld from the stockholders relative to interest on equity at the rate of 15%.

8	Earnings per share (EPS)

Pursuant to SFAS No. 128, “Earnings per Share” the following tables reconciles net income to the amounts used to calculate basic and diluted EPS. Computations of EPS presented below have been retroactively adjusted to reflect stock bonus approved on March 31, 2005 to both common and preferred shareholders of 50 shares per 100 shares held.

Basic

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

Dilluted

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

9	Derivative instruments

The use of derivatives by the Company is limited. Derivative instruments are used to manage clearly identifiable foreign exchange and interest rate risks arising out of the normal course of business.

Gerdau and Gerdau Açominas

As part of its normal business operations Gerdau and Gerdau Açominas obtained U.S. dollar denominated debt generally at fixed rates and are exposed to market risk from changes in foreign exchange and interest rates. Changes in the rate of the Brazilian real against the U.S. dollar expose Gerdau and Gerdau Açominas to foreign exchange gains and losses which are recognized in the statement of income and also to changes in the amount of Brazilian reais necessary to pay such U.S. dollar denominated debt. Changes in interest rates on its fixed rate debt expose Gerdau and Gerdau Açominas to changes in fair value on its debt. In order to manage such risks Gerdau and Gerdau Açominas enter into derivative instruments, primarily cross-currency interest rate swap contracts. Under the swap contracts, Gerdau and Gerdau Açominas have the right to receive on maturity United States dollars plus accrued interest at a fixed rate and have the obligation to pay Brazilian reais at a variable rate based on the CDI rate.

Although such instruments mitigate the foreign exchange and interest rate risks, they do not necessarily eliminate them. The Company generally does not hold financial instruments for trading purposes.

All swaps entered into have been recorded at fair value and realized and unrealized losses are presented in the consolidated statement of income.

The notional amount of such cross-currency interest rate swaps amounts to $22,116 ($157,461 as of September 30, 2004 and $58,204 as of December 31, 2004) and mature between December 2005 and March 2006 (October 2004 and March 2006 as of September 30, 2004 and January 2005 and March 2006 as of December 31, 2004) with Brazilian reais interest payable which varies between 85.55% and 92,80% of CDI (between 85.50% and 106.00% of CDI as of September 30, 2004 and between 85.55% and 106.00% of CDI as of December 31, 2004). There are $23 of unrealized gains on theses swaps outstanding as of September 30, 2005 (nil as of September 30, 2004) and unrealized losses amount to $10,344 ($15,160 as of September 30, 2004 and $14,775 as of December 31, 2004).

Gerdau Açominas also entered into interest rate swaps where its receives a fixed interest rate in U.S. dollars and pays a variable interest rate based on LIBOR. The agreements have a notional value of $240,000 and expiration date of November 2011. The aggregate fair value of this interest rate swap, which represents the amount that would be paid if the agreements were terminated at September 30, 2005, is a gain of approximately $1,294.

Gerdau Ameristeel Corporation

In order to reduce its exposure to changes in the fair value of its Senior Notes, Gerdau Ameristeel entered into interest rate swaps subsequent to the refinancing of its debt. The agreements have a notional value of $200,000 and expiration dates of July 15, 2011. Gerdau Ameristeel receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid if the agreements were terminated at September 30, 2005 was approximately a loss $1,772 ($6,522 as of September 30, 2004 and $4,018 loss at December 31, 2004).

10	Segment information

There are no significant inter-segment sales transactions and the identifiable assets are trade accounts receivable, inventories and property, plant and equipment.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

The following segments correspond to the business units by which the Executive Committee manages its operations:

The segment information above has been prepared under Brazilian GAAP and consistent with that presented at the year end financial statements. Corporate activities performed for the benefit of the Group as a whole are not separately presented and are included as part of the information of Long Brazil.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

Geographic information about the Company presented following the same basis as the financial statement is as follows with revenues classified by the geographic region from where the product has been shipped:

Long lived assets include property, plant and equipment, equity investments, investments at cost and goodwill.

11	Income tax reconciliation

A reconciliation of the income taxes in the statement of income to the income taxes calculated at the Brazilian statutory rates follows:

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

12	Pension Plans

Gerdau and other related companies in the Conglomerate co-sponsor contributory pension plans (the “Brazilian Plans”) covering substantially all employees based in Brazil. The Brazilian Plans consists of a plan for the employees of Gerdau and its subsidiaries (“Gerdau Plan”) and one plan for the employees of Gerdau Açominas and its subsidiaries (“Gerdau Açominas Plan”). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions. Additionally, the Company's Canadian and American subsidiaries, including Gerdau Ameristeel, sponsor defined benefit plans (the “North American Plans”) covering the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

The subsidiaries in North America currently provide specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan.

The following tables summarize the pension benefits cost and postretirement medical benefit cost included in the Company's consolidated statements of financial position:

Brazil plans

North America plans

Pension Plan

Other benefits

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

13	Guarantee of indebtedness

(a)

Gerdau has provided a surety to Dona Francisca Energética S.A., in financing contracts which amount to R$94,194 thousand (equivalent of $42,388 at period-end exchange rate). Under the surety, Gerdau guarantees 51.82% ($21,865) of such debt. This guarantee was established before December 2002, and, therefore, is not covered by the accounting requirements of FASB Interpretation No. 45 ("FIN 45"). The guarantee may be executed by lenders in the event of default by Dona Francisca Energética S.A.

(b)            Gerdau is the guarantor on Euro Commercial Papers of its subsidiary GTL Trade Finance Inc., in the amount of $110,000, on loans of its subsidiary GTL Financial Corp in the amount of $35,087 and on Export Receivables Notes of its subsidiary Gerdau Açominas S.A. amounting to approximately $233,000. Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau de Aços guarantee the US$ 600,000 Perpetual Senior Securities issued by Gerdau S.A.

As the guarantees above are between a parent company (the Company) and its subsidiaries they are not subject to the recognition provisions under FIN 45. These guarantees may be executed upon failure by the subsidiaries or Gerdau satisfying their financial obligations.

(c)

Gerdau Açominas and Gerdau Aços Longos provides guarantees to Banco Gerdau S.A. that finance sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At September 30, 2005 customer guarantees provided by the company totaled $21,929. Since Banco Gerdau S.A., Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are under the common control of MG, this guarantee is not covered by the recognition provisions of FASB Interpretation No 45 (“FIN 45”).

14	Subsequent event

(a)

On November 3, 2005, the Board of Directors credited dividends corresponding to the third quarter of 2005 to the shareholders. The dividends have been paid on November 30, 2005 in the amount of R$ 0.45 per Common and Preferred share (equivalent to $0.20 at the exchange rate of November 3, 2005). Such dividends are an anticipation of the minimum statutory dividend for the fiscal year 2005.

(b)	On October 12, the Company concluded its third emission of Euro Commercial Paper in the amount of US$200,000, with final due date on October 11, 2006 and bearing interest of 5.0% at year.

(c.)

On November 14, 2005 the Company entered into an agreement to acquire 40% of Corporación Sidenor S.A. (“Sidenor”) , a Spanish steel producer with operations in Spain and Brazil. On the same the Santander Group and executives of Sidenor entered into an agreement to purchase 40% and 20% of Sidenor, respectively. Purchase price for the acquisition of 100% of Sidenor consists of a fixed price of Euro 443,820 plus a variable price, to be paid only by the Company of Euro 19,500. Consumation of the transaction is subject to certain conditions precedent including approval by appropriate regulatory authorities.

* * *